UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☑ Form 10-K ☐ Form 20-F  ☐Form 11-K  ☐ Form 10-Q  ☐Form 10-D ☐Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Pioneer Power Solutions, Inc.

Full Name of Registrant

Former Name if Applicable

9 West 57th Street, 26th floor

Address of Principal Executive Office (Street and Number)

New York, New York 10019

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable, without unreasonable effort or expense, to timely file its Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”), as the registrant is presently addressing certain comments with the Securities and Exchange Commission to its Registration Statement on Form S-1, originally filed on January 25, 2010 (File No. 333-164504), that could impact the registrant’s disclosure in its Form 10-K, and such comments will not be resolved prior to the filing deadline of the Annual Report. However, the registrant believes that these comments will be resolved within the extension period allowed by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nathan J. Mazurek	212	867-0700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑No ☐

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pioneer Power Solutions, Inc.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2010

By: /s/ Nathan J. Mazurek
Name:  Nathan J. Mazurek
Title:  Chief Executive Officer

Explanation of Anticipated Changes in Results of Operations

On November 30, 2009, Sierra Concepts, Inc. (“Sierra”), a Nevada corporation, was merged with and into the registrant, Pioneer Power Solutions, Inc., a Delaware corporation (“Pioneer Power”), for the purpose of changing its state of incorporation to Delaware from Nevada and changing its name.

On December 2, 2009, Pioneer Power entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among Pioneer Power, Pioneer Transformers Ltd., a company incorporated under the Canada Business Corporations Act (“Pioneer Transformers”), and Provident Pioneer Partners, L.P., a Delaware limited partnership and the holder of all of the outstanding capital stock of Pioneer Transformers  (the “PT Shareholder”). Pursuant to the Exchange Agreement, on December 2, 2009, the PT Shareholder transferred all of the issued and outstanding capital stock of Pioneer Transformers to Pioneer Power in exchange for (i) 22,800,000 newly issued shares of common stock of Pioneer Power, resulting in Pioneer Transformers becoming a wholly owned subsidiary of Pioneer Power, and (ii) a five-year warrant to purchase up to 1,000,000 shares of common stock of Pioneer Power at an exercise price of $3.25 per share (the “Share Exchange”).

In connection with the Share Exchange:

•
Pioneer Power sold (i) 5,000,000 shares of its common stock at a purchase price of $1.00 per share in a private placement to accredited investors, resulting in aggregate gross proceeds of $5,000,000, and (ii) a warrant to purchase 1,000,000 shares of its common stock at an exercise price of $1.00 per share to an investor for gross proceeds of $10,000 (the “Private Placements”).

•
Under the terms of an Agreement of Conveyance, Transfer and Assignment of Assets and Assumption of Obligations (the “Conveyance Agreement”), Pioneer Power transferred all of its pre-Share Exchange assets and liabilities to its wholly owned subsidiary, Sierra Concepts Holdings, Inc., a Delaware corporation (“SplitCo”). Thereafter, pursuant to a stock purchase agreement (the “Stock Purchase Agreement”), Pioneer Power transferred all of the outstanding capital stock of SplitCo to David Davis in exchange for certain indemnifications, waivers and releases, along with the cancellation of an aggregate of 7,200,000 shares of Pioneer Power’s common stock (the “Split-Off”), leaving 1,200,000 shares of common stock outstanding held by persons who were stockholders of Pioneer Power prior to the Share Exchange.

Sierra was incorporated on September 16, 2008 in the State of Nevada for the purpose of providing individuals with financial counseling services through the Internet. Immediately following the Share Exchange, the assets and liabilities of Pioneer Power that existed prior to the Share Exchange were disposed of pursuant to the Split-Off. In addition, following the Share Exchange, Pioneer Power succeeded to the business of Pioneer Transformers as its sole line of business.

As the Share Exchange was accounted for as a recapitalization, Pioneer Transformers was the acquirer for accounting purposes and Pioneer Power was the acquired company. Pioneer Transformers’ historical financial statements for periods prior to the Share Exchange replace those of Pioneer Power and Sierra in all periodic reports for periods following the Share Exchange. Given the fact that all historical reports of the registrant related to the pre-Share Exchange business of Pioneer Power and the Annual Report will reflect the operations of Pioneer Transformers (and not Pioneer Power or Sierra), the registrant anticipates a significant change in the registrant’s results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the Annual Report.